

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(2)
February 24, 2006 at 8:30 am

AMER SPORTS CORPORATION: SUMMONS TO THE COMPANY'S ANNUAL GENERAL MEETING

Amer Sports Corporation shareholders are hereby summoned to the Company's Annual General Meeting to be held at 2 pm on Wednesday, March 15, 2006 at its headquarters at Mäkelänkatu 91, Helsinki, Finland.

The following matters will be dealt with at the meeting:

1. Matters pertaining to the Annual General Meeting as stated in Article 10 of the Company's Articles of Association.

2. Board composition

The Nomination Committee of the Board proposes that the number of Board members is confirmed to be six (6) and that Ilkka Brotherus, Felix Björklund, Tuomo Lähdesmäki, Timo Maasilta, Anssi Vanjoki and Roger Talermo (President and CEO) be re-elected as members of the Board of Directors until the end of the 2007 AGM.

3. Auditors

According to Article 10 of the Articles of Association, the Annual General Meeting elects an Auditor that shall be a firm of Certified Public Accountants approved by the Central Chamber of Commerce, for a term of one financial year. The Audit Committee of the Board proposes to the AGM that Authorized Public Accountants PricewaterhouseCoopers Oy be elected to act as the auditor of the Company, with Mr Göran Lindell, Authorized Public Accountant, as the auditor in charge of the audit.

DOCUMENTS FOR THE AGM

Copies of the annual accounts as well as the Board of Directors' proposals and appendices thereto will be available for inspection by shareholders from March 8, 2006 onwards at Amer Sports Corporation's headquarters. Copies of these documents will be sent to shareholders on request.

RIGHT OF ATTENDANCE

Shareholders who are registered on the Company's shareholder list, which is maintained by Finnish Central Securities Depository Ltd, on March 3, 2006 are entitled to attend the Annual General Meeting.

NOTICE OF ATTENDANCE

Shareholders wishing to attend the meeting must inform the Company of their intention not later than 4 pm on March 13, 2006 either by writing to Amer Sports Corporation, Share Register, P.O. Box 130, FI-00601 Helsinki, or by telephoning +358 9 7257 8261 (Ms Mirja Vatanen), or by e-mail to mirja.vatanen@amersports.com. Notifications must be received before the end of the notification period. Proxies should be submitted in connection with the notifications of attendance.

DIVIDEND PAYMENT

The Board of Directors proposes that a dividend of EUR 0.50 per share be paid for the financial year ended December 31, 2005. The dividend will be paid to shareholders who are registered on the Company's shareholder list, which is maintained by Finnish Central Securities Depository Ltd, on March 20, 2006, the record date for the dividend payment. The dividend will be paid on March 27, 2006.

Helsinki, February 24, 2006

AMER SPORTS CORPORATION
Board of Directors

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

FOR ADDITIONAL INFORMATION, CONTACT:
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon, and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.